SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                              TAT Technologies Ltd.

6-K Items

     1. Press release re TAT Technologies Ltd. Acquires Piedmont Aviation Component Services, LLC, a Leading North Carolina-Based Fully Licensed Aviation Repair Station dated July 7, 2005.

                                                                          ITEM 1

Press Release                                      Source: TAT Technologies Ltd.

TAT Technologies Ltd. Acquires Piedmont Aviation Component Services, LLC, a Leading North Carolina-Based Fully Licensed Aviation Repair Station

Thursday July 7, 9:18 am ET

GEDERA, Israel, July 7 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (NASDAQ:
TATTF - News) - today announced the acquisition of Piedmont Aviation Component Services, LLC, a North Carolina-based aviation repair Station engaged in the repair and overhaul of various aircraft accessories, through it's fully owned subsidiary Limco Airepair Inc.

Piedmont had revenues of approximately $27.0 million in 2004.

With this acquisition TAT and its Oklahoma-based subsidiary, Limco Airepair, Inc., have significantly increased its presence in the aircraft overhaul, repair and maintenance markets. Piedmont, a private company based in Kernersville, North Carolina, is a recognized leader in the overhaul, repair, maintenance, service and supply of propellers, landing gear and APU/LRU units in the regional market. Under the terms of the acquisition, TAT paid $5.3 million for Piedmont and repaid $11 million of outstanding indebtedness. TAT funded this acquisition through equity and bank loans.

"Piedmont brings to TAT the business, facilities and expertise that will provide us with a broader foundation to expand our presence in the overhaul, repair and maintenance industry, said Israel Ofen, Executive Vice President of TAT." "In combination with Limco Airepair, Inc. we now are a major participant in the overhaul, repair and maintenance industry. The addition of Piedmont should be accretive to our revenues in 2005," concluded Mr. Ofen.

About TAT Technologies Ltd.

TAT Technologies Ltd. is engaged in the manufacture and sale of heat transfer equipment used in mechanical and electronic systems on-board commercial and military aircraft and in other electronic equipment. These systems include environmental control, avionics cooling and other mechanical and electronic systems which generate heat during operation that must be removed and dissipated in order to function properly. TAT is also engaged in the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components manufactured by TAT and other companies. TAT also manufactures, sells and services certain related products for use in aircraft and electronic systems.

About Limco Airepair, Inc.

Limco Airepair, Inc. is a world leader in the aerospace industry, serving customers as both an after market repair station and OEM manufacturer. Its repair services extend to components of other manufacturers, providing a full range of capabilities for the commercial , military, regional and general aviation markets. Limco's heat transfer repair sub-division specializes in after market repair of heat transfer equipment in the aerospace industry. Services include testing, minor repair, overhaul, and remanufacturing of heat exchanges, oil coolers, condensers, reheaters, precoolers, ozone converters, fuel heaters, and evaporators. Limco's OEM division specializes in highly efficient plate-fin heat exchangers, oil coolers, condensers, fuel heaters, precoolers, complete environmental control systems, cold plates, and cooling system for electronics.

About Piedmont Aviation Component Services, LLC

Piedmont Aviation Component Services, LLC offers extensive component maintenance and overhaul capability for mainly, the regional market and also for commercial, corporate and general aviation industry , having facilities in North Carolina and with regional sales representatives worldwide. Piedmont is a FAA and EASA
Part 145 Repair Station with nearly 60 years of experience in propeller and landing gear overhauls, and over 20 years of experience in Honeywell auxiliary power units (APU) and related component overhauls. Piedmont is one of the most reputable FAA repair stations. With a customer base encompassing all segments of aviation, Piedmont provides component repair and overhaul services to clients around the globe.

    Company Contact: Mr. Israel Ofen
    E.V.P. and Chief Financial Officer
    +972-8-8595411






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                 Israel Ofen
                                                 Executive Vice President and
                                                 Chief Financial Officer


Date: July 7, 2005